UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC   20549

FORM 11-K



(Mark One):


X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
--           SECURITIES EXCHANGE ACT OF 1934
             For the fiscal year ended December 31, 2004
                                  OR

--           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.
             For the transition from            to
                                     -----------   -----------

Commission file number 1-3381
                       ------


THE PEP BOYS SAVINGS PLAN
-------------------------
(Full title of the plan)



The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia,  PA  19132
--------------------------------

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)


Registrant's telephone number, including area code (215)430-9000



Notices and communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:





Carole L. Pietak
Chairman of Administrative Committee
The Pep Boys - Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia,  PA  19132

THE PEP BOYS SAVINGS PLAN
-------------------------
TABLE OF CONTENTS
----------------------------------------------------------------------------


                                                                     PAGE
                                                                     ----


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                3

FINANCIAL STATEMENTS:

      Statements of Net Assets Available for Benefits
         As of December 31, 2004 and December 31, 2003                 4


      Statements of Changes in Net Assets Available for
         Benefits for the Years Ended December 31, 2004
         and December 31, 2003                                         5

      Notes to Financial Statements                               6 - 10


SUPPLEMENTAL SCHEDULE:

      Schedule H, Item 4i - Schedule of Assets Held for Investment
                            Purposes as of December 31, 2004          11

SIGNATURES                                                            12

EXHIBIT INDEX                                                         13

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
The Pep Boys Savings Plan
Philadelphia, PA

We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche, LLP
Philadelphia, Pennsylvania
June 28, 2005

THE PEP BOYS SAVINGS PLAN
-------------------------
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003
------------------------------------------------------------------------------


                                                      2004             2003
                                                 -------------    -------------
ASSETS
------

CASH                                             $          -      $   463,182
                                                 -------------    -------------
INVESTMENTS:
    AET Stable Capital Fund II                     35,862,230       34,533,386
    AET Equity Index Fund II                       25,029,357       22,167,259
    Pep Boys Stock Fund                            50,142,181       73,243,529
    Fidelity Freedom 2010 Fund                      7,484,137                -
    Fidelity Freedom 2020 Fund                        888,269                -
    Fidelity Freedom 2030 Fund                        796,067                -
    Fidelity Freedom 2040 Fund                        528,410                -
    Pimco Total Return Fund (Institutional Class)   3,026,990                -
    Invesco Total Return Fund (Investor Class)              -        7,299,994
    AXP Bond Fund (Class Y)                                 -        3,098,444
    AXP Small Company Index Fund (Class Y)          7,340,528        5,458,304
    Templeton Foreign Fund (Class A)                3,265,112        2,264,763
    Loans to participants                          11,633,898       11,090,376
                                                 -------------    -------------
      Total investments                           145,997,179      159,156,055
                                                 -------------    -------------

CONTRIBUTIONS RECEIVABLE:
    Participant contributions                           6,360           10,263
    Employer contribution                              15,241            8,105
                                                 -------------    -------------
      Total contributions receivable                   21,601           18,368
                                                 -------------    -------------
      Total Assets                                146,018,780      159,637,605
                                                 -------------    -------------
LIABILITIES
-----------
    Refundable Contributions and Earnings             212,921          337,105
                                                 -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS              $  145,805,859     $159,300,500
                                               ===============    =============


See notes to financial statements.

                                       4

THE PEP BOYS SAVINGS PLAN
-------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003
-------------------------------------------------------------------------------


                                                      2004              2003
                                               -------------     -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

     Investment income:
       Dividend and interest income            $  1,762,570       $  1,200,468
       Interest on loans                            589,166            584,834
       Net realized and unrealized gain in
        fair value of mutual fund investments     5,097,556          8,863,988
       Net realized and unrealized gain in
        The Pep Boys - Manny, Moe & Jack
        common stock                                      -         37,618,877
                                               -------------      -------------
     Total investment income                      7,449,292         48,268,167
                                               -------------      -------------

     Contributions:
       Participants                               9,442,009         10,134,102
       Employer                                   3,290,551          3,759,369
                                               -------------      -------------

       Total contributions                       12,732,560         13,893,471
                                               -------------      -------------


     Earnings refund                                 (1,380)           (95,756)
                                               -------------      -------------

         Total Additions                         20,180,472         62,065,882
                                               -------------      -------------

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
     Net realized and unrealized loss in
        The Pep Boys - Manny, Moe & Jack
        common stock                            (16,910,372)                 -
     Distributions paid to participants         (16,718,814)       (15,392,564)
     Administrative Expenses                        (45,927)                 -
                                               -------------      -------------
         Total Deductions                       (33,675,113)       (15,392,564)
                                               -------------      -------------

NET (DECREASE) INCREASE IN NET ASSETS
     AVAILABLE FOR BENEFITS                     (13,494,641)        46,673,318


NET ASSETS AVAILABLE FOR BENEFITS:

     Beginning of year                          159,300,500        112,627,182
                                               -------------      -------------

     End of year                               $145,805,859       $159,300,500
                                               =============      =============


See notes to financial statements.


THE PEP BOYS SAVINGS PLAN
-------------------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003
----------------------------------------------------

1.   DESCRIPTION OF THE PLAN
     -----------------------

     The information in these notes regarding The Pep Boys Savings Plan
     (the "Plan") is provided for general purposes only. The participant should refer to the Plan document for a more complete description of the Plan provisions. The Plan was established on September 1, 1987. The Plan provides a vehicle for participating Company employees to increase savings. The Plan was structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     -------------

     All employees of The Pep Boys - Manny, Moe & Jack and subsidiaries (the "Company") who have attained both the age of 21 and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee's anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

     Funding
     -------

     Contributions to the Plan are made by participants and the Company. Effective January 2004, participant's contributions, made through salary reduction, may be any half percentage from 1% to 50% of their compensation up to the Internal Revenue Service ("IRS") limit as defined by the Plan. Prior to January 2004, comtribution elections were made in whole percentages from 1% to 50%.The Company contributes the lesser of 50% of the first 6% of the participant's pre-tax contributions or a maximum 3% of the participant's compensation.

     Participant contributions to the Plan, up to maximums of $13,000 and $12,000 during 2004 and 2003 respectively, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company's contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan. The Plan was amended effective January 16, 2004 to allow active Plan participants who have attained the age of 50 by the end of the Plan year to exceed the maximum allowable contribution under the Plan for the tax year in which the contributions are to be made up to certain limits as defined by IRS regulations.


     Vesting
     -------

     The Plan provides that the participant's contributions are fully vested when made. The Company's contribution for a particular year becomes vested if the participant is actively employed on the last business day of the Plan year (which ends December 31) or if the participant's employment is terminated due to death, disability or retirement prior to December 31.

     Loan Provisions
     ---------------

     Loans are made available to all Plan participants whose account value is $1,000 or more. Participants may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The $50,000 maximum may be reduced if the participant has another loan within one year of the date that such participant takes out the loan. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to a 30 year duration. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Participants may have up to two loans at one time and prepay loans in full at any time.

     Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

     Income Tax Status
     -----------------

     The IRS has issued a determination letter (April 30, 2002) indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code"). Accordingly, the Plan's related trust is exempt from federal taxation under Section 501(a) of the Code. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Administration
     --------------

     All costs associated with administering the Plan are borne by the Company, except the loan administration fees and certain investment-related fees. The Plan is administered by a Plan Committee of three employees of the Company. At December 31, 2004, the members of the Plan Committee and their positions with the Company were:

         Carole L. Pietak          Vice President -  Human Resources

         Harry F. Yanowitz         Senior Vice President -
                                   Chief Financial Officer

         Bernard K. McElroy        Vice President - Chief Accounting Officer &
                                   Treasurer

     At December 31, 2004, the Plan trustee was American Express Trust Company.

     Under the provisions of ERISA, all of the above are "parties-in-interest".

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates
     ----------------

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

     Risks and Uncertainties
     -----------------------

     The Plan provides for investment options in mutual funds and common stock of the Company. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

     Investment Valuation
     --------------------

     The loan fund is stated at cost plus accrued interest (see note 3). Investments in all other funds are stated at fair value based on quoted market prices as reported on the last business day of the Plan year.


3.   INVESTMENT PROGRAMS
     -------------------

     Participant contributions - Each participant, via the Internet or through an interactive voice response system, may direct that his/her contributions be invested in one or more of the following investment programs in half-percent (effective January 16, 2004) increments:

     The prospectuses for these investment programs describe the funds as follows:

     AET STABLE CAPITAL FUND II
     --------------------------

     The American Express Trust Stable Capital Fund II is designed to provide the lowest risk of all ten investment funds. This fund's goal is to preserve principal and income while maximizing current income. To meet this goal, the fund invests primarily in stable value contracts, as well as short-term investments and the American Express Trust Stable Capital I (a stable value pooled fund).

     AET EQUITY INDEX FUND II
     ------------------------

     The American Express Trust Equity Index Fund II seeks to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Stock Index (S&P 500). To mirror this return, the fund invests primarily in some or all of the securities that make up the S&P 500. Because the S&P 500 contains many large, well-established companies, representing most major industries, this type of fund is less volatile than a growth fund like the AXP Small Company Index Fund (Class Y) or Templeton Foreign Fund (Class A).

     PEP BOYS STOCK FUND
     -------------------

     The Pep Boys Stock Fund is invested primarily in the Company's common stock and a small amount of short-term investments. This fund gives the participant the opportunity to acquire an ownership interest in the Company. The value of the amount invested in this fund will depend on the price of the stock at any given time and will tend to be more volatile. At December 31, 2004 and 2003, the Pep Boys Stock Fund held 2,871,266 shares ($17.07 per share) and 3,151,855 shares ($22.87 per share), respectively, of The Pep Boys - Manny, Moe & Jack common stock.

     FIDELITY FREEDOM 2010 FUND
     ------------------------------------------

     The Fidelity Freedom 2010 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is less aggressive than the Freedom 2020,2030 and 2040 Funds.

     FIDELITY FREEDOM 2020 FUND
     -----------------------

     The Fidelity Freedom 2020 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is less aggressive than the Freedom 2030 and 2040 Funds and more aggressive than the Freedom 2010 Fund.

     FIDELITY FREEDOM 2030 FUND
     -----------------------

     The Fidelity Freedom 2030 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is less aggressive than the Freedom 2040 Fund and more aggressive than the Freedom 2010 and 2020 Funds.

     FIDELITY FREEDOM 2040 FUND
     -----------------------

     The Fidelity Freedom 2040 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is more aggressive than the Freedom 2010, 2020 and 2030 Funds.

     PIMCO TOTAL RETURN FUND (Institutional Class)
     -----------------------

     PIMCO Total Return Fund is a portfolio of intermediate maturity bonds and fixed income securities, typically with a majority in treasury and mortgage-backed bonds. The PIMCO Total Return Fund is of relatively low risk when compared to the other investment funds offered by the Plan.


     AXP SMALL COMPANY INDEX FUND (Class Y)
     --------------------------------------

     The AXP Small Company Index Fund attempts to mirror the return of the Standard & Poor's Small Capitalization Stock Index (S&P Small Cap 600).
     To achieve this, the fund invests primarily in some or all of the securities that make up the S&P Small Cap 600. Because this fund invests in stocks of small companies, it is generally one of the most volatile of the Plan's funds. At the same time, the potential for growth over the long term is one of the highest.

     TEMPLETON FOREIGN FUND (Class A)
     --------------------------------

     The Templeton Foreign Fund seeks long-term capital growth. To achieve this goal, the fund invests primarily in stocks and debt obligations of companies and governments outside the United States. Because this fund invests in foreign companies, it is one of the most volatile of the Plan's funds. However, it should normally have higher returns over longer periods of time.

     INVESTMENT OPTION CHANGES
     -------------------------

     As of February 1, 2004, the Plan's Administrative Committee determined the following investment funds would be closed to further investment and participation by Plan participants:

        Invesco Total Return Fund (Investor Class)
        AXP Bond Fund (Class Y)

     Participants with contributions in these funds could elect to direct their future contributions and participant balances in these funds into the other funds offered by the Plan. If no election was made, the Plan transferred the participants' contributions and balances as follows:

        From                                       To
        ----------                                 ----------
        Invesco Total                              Fidelity Freedom 2010 Fund
          Return Fund (Investor Class)

        AXP Bond Fund (Class Y)                    PIMCO Total Return Fund
                                                     (Institutional Class)

     Effective February 1, 2004, additional investment fund options are offered by the Plan as follows:

        Fidelity Freedom 2010 Fund
        Fidelity Freedom 2020 Fund
        Fidelity Freedom 2030 Fund
        Fidelity Freedom 2040 Fund
        PIMCO Total Return Fund (Institutional Class)


     THE LOAN FUND
     -------------

     The Loan Fund is the cumulative balance of all participant loans outstanding. This fund is not a fund available to participants for investing purposes, but instead is a result of a participant utilizing the loan provision previously defined in an earlier section. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

4.   FORM 5500
     ---------

     Certain items in the Plan's financial statements are treated differently for tax purposes and reporting under the Plan's Annual Return/Report of Employee Benefit Plan ("Form 5500"), filed with the Department of the Treasury. At December 31, 2004, the following differences exist between financial and tax reporting:


                                                   Plan                   Plan
                                            Financial Statements       Form 5500
                                          -----------------------    --------------

     Loans to participants                   $   11,633,898          $ 11,591,663
     Dividend and interest income                 1,762,570               816,602
     Total contributions                         12,732,560            12,606,996
     Interest on loans                              589,166               593,847
     Net realized and unrealized loss           (11,812,816)          (10,884,779)
     Other income                                         -                 1,653
     Earnings refund                                 (1,380)                    -
     Distributions paid to participants         (16,718,814)          (16,381,120)
     Corrective distributions                             -              (199,472)
     Certain deemed distributions                         -               (35,886)
     Transfers of assets to this plan                     -                16,278


THE PEP BOYS SAVINGS PLAN
-------------------------
SCHEDULE H
ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
As of December 31, 2004
----------------------------------------------------------------------------------------------------------------------
                                                                                                             CURRENT
                  IDENTITY                                          DESCRIPTION                COST            VALUE
----------------------------------------------------------------------------------------------------------------------





AET Stable Capital Fund II*                                        Mutual Fund,           $33,487,385      $35,862,230
                                                                    1,988,480 shares

AET Equity Index Fund II*                                          Mutual Fund,            21,887,741       25,029,357
                                                                    714,023 shares

PEP BOYS STOCK FUND
     The Pep Boys - Manny, Moe & Jack Common Stock*                 2,871,266 shares       19,988,926       49,012,511
     AET Money Market I*                                            1,634,602 shares        1,634,602        1,129,670


Fidelity Freedom 2010 Fund                                         Mutual Fund,             7,171,434        7,484,137
                                                                    549,496 shares

Fidelity Freedom 2020 Fund                                         Mutual Fund,               841,150          888,269
                                                                    63,630 shares

Fidelity Freedom 2030 Fund                                         Mutual Fund,               750,412          796,067
                                                                    56,539 shares

Fidelity Freedom 2040 Fund                                         Mutual Fund,               488,980          528,410
                                                                    63,895 shares

PIMCO Total Return Fund (Institutional Shares)                     Mutual Fund,             3,040,695        3,026,990
                                                                    283,692 shares

AXP Small Company Index Fund (Class Y)*                            Mutual Fund,             6,534,279        7,340,528
                                                                    861,564 shares

Templeton Foreign Fund (Class A)                                   Mutual Fund,             2,893,919        3,265,112
                                                                    265,456 shares


LOANS TO PARTICIPANTS*                                     5.00%-10.50%   2004-2034        11,633,898       11,633,898
                                                                                         ------------     ------------
                                                                                         $110,353,421     $145,997,179
                                                                                         ============     ============
* Indicates party-in-interest to the plan.


SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                               THE PEP BOYS SAVINGS PLAN
                                               -------------------------






      DATE: June 29, 2005                     BY:    /s/Carole L. Pietak
            -------------                    -----------------------------
                                              Carole L. Pietak
                                              Chairman of Administrative
                                              Committee

EXHIBIT INDEX
=============





       Exhibit No.            Item
       -----------            ----





          23                  Consent of Deloitte & Touche LLP